Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com


10015858

Brambles

1 June 2010


SEC MAIL PROCESSING
RECEIVED
JUN - 3 2010
WASH, D.C.
211
SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)


SUPPL

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00058997}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 May 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir or Madam

TRADING UPDATE AND CEO PRESENTATION

Brambles' Chief Executive Officer, Tom Gorman, will be speaking at the Macquarie Australia Conference later today. Enclosed is the presentation he will be making at that conference.

In conjunction with that conference, Brambles is also taking the opportunity to provide the enclosed trading update for the nine months ended March 2010.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

ASX/Media Release
6 May 2010



Brambles releases trading update for the nine months ended March 2010

Brambles today reported sales revenue for the nine months ended March 2010 was 1%[1] lower than the prior corresponding period. This reflected the slow rate of economic recovery in major operating regions such as the USA, UK and Spain as well as the impact on CHEP USA of business lost in the last quarter of the 2009 financial year and the first quarter of the 2010 financial year.

Brambles' CEO Tom Gorman said: "Brambles is in a strong financial position and our comparable trading performance is gradually improving. In the three months ended March 2010, group sales revenue rose 1% compared with the prior corresponding period, with growth in all business units except CHEP Americas. Brambles remains well-placed to benefit from broad-based recovery when it occurs and continues to focus on pursuing profitable growth opportunities."

In the nine months ended March, Brambles' results by business unit compared with the prior corresponding period were:

- CHEP Americas' sales revenue was down 4%, with CHEP USA yet to experience an improvement in organic volumes. CHEP USA continues to win new business. However, the impact of these wins has been insufficient to offset the impact of customer losses experienced in the last quarter of the 2009 financial year and the first quarter of the 2010 financial year.
- CHEP Europe, Middle East & Africa's sales revenue was flat as net new business wins across the region offset a decline in organic volumes resulting from subdued underlying economic conditions, particularly in the UK, Spain and the automotive sector.
- CHEP Asia-Pacific's sales revenue was up 4%, reflecting the resilience of the Australian economy, net new business wins and strong growth in the developing markets of China and India.
- Recall's sales revenue was up 1%. The Document Management Solutions business continued to generate growth in organic sales and to record significant new business wins, offsetting the impact of subdued activity in the Secure Destruction Services business.

Outlook

Subject to unforeseen circumstances, Brambles expects group sales revenue for the 2010 financial year to be broadly in line with the prior financial year on a constant currency basis. CHEP USA continues to expect a decline in pallet issue volumes of 3%.

As a result of conditions in CHEP USA, CHEP Americas is yet to experience an improvement in operating profit margins compared with the first half of the 2010 financial year.

Investors and media, for further information please contact:

Cathy Press
Group Vice President, Capital Markets
+61 2 9256 5241
+61 419 290 745
cathy.press@brambles.com

James Hall
Manager, Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in 47 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

[1] All growth figures are on a constant currency basis. Brambles calculates constant currency by translating non-US dollar results at the exchange rates applicable during the prior corresponding period.





Presentation to Macquarie Australia Conference

Tom Gorman, CEO

6 May 2010

Agenda

- Brambles overview
- New leadership… six months on
- Financial recap
- Trading update
- Q&A


Brambles Overview

Brambles Overview

Brambles

Business Profile

- Leading global provider of supply chain and information management solutions
- Two businesses:


CHEP


recall
Your Information. Securely Managed.

4 Brambles

Business Profile (continued)

- FY09 financials
  - Revenue: US$4 billion
  - Operating profit: US$718 million
- Total assets: US$5.2 billion (31 December 2009)
- Operations in 47 countries
- More than 12,000 employees

*Actual currency basis



Business Segmentation

Business	FY09 Sales Revenue (US$M)
CHEP	3,333
Recall	686
TOTAL	**4,019**

17%
8%
39%
36%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

*Actual currency basis


CHEP
Brambles


Meeting Customer Needs
CHEP
Pallets
Intermediate Bulk Containers
Reusable Plastic Containers
Automotive Containers
8
Brambles


How Pallet Pooling Works
CHEP
Service Centre
Manufacturer
(Emitter)
Retailer
(Distributor)
Service Centre
Service Centre
1. CHEP issues ready-for-use pallets to manufacturers and growers for use and movement through the supply chain.
Manufacturer (Emitter)
2. Upon receipt of CHEP equipment, manufacturers and growers load their products and ship them through the supply chain using a CHEP pallet.
Retailer (Distributor)
3. At the end of the supply chain, the receiving retailer or distributor off-loads the goods and returns the CHEP pallets empty to CHEP service centre or CHEP arranges collection.
Service Centre
4. CHEP inspects and, if necessary, repairs all returned pallets to ensure they meet quality standards. CHEP then makes these pallets ready for use and the cycle starts again.
9
Brambles


Sales by Service Line
CHEP
4%
4%
3%
89%
FY09 Sales Revenue (US$M)
Pallets 2,957
RPC 151
Automotive 132
Other 93
*Actual currency basis
10
Brambles


recall™
Your Information. Securely Managed.

Brambles

Meeting Customer Needs

recall



Document Management Solutions (DMS)

- Secure indexing, storage, image capture and retrieval of physical and digital documents



Secure Destruction Services (SDS)

- Confidential destruction of sensitive documents, other media and items of high intrinsic value



Data Protection Services (DPS)

- Secure off-site storage, rotation, protection and recovery of multi-media data


recall

Recall's shredder trucks destroy paper documents on-site

Brambles


Sales by Service Line
recall
10%
21%
69%
FY09 Sales Revenue (US$M)
DMS 471
SDS 146
DPS 69
*Actual currency basis
13
Brambles


New Leadership – Six Months On…
Brambles

New Leadership

- Priorities
- Leadership and organisation
- Established behaviours
- Metrics

Priorities

- Customer service and quality
- Profitable growth
- Cost competitiveness
- People
- Corporate social responsibility


Leadership & Organisation
Brambles Executive Leadership Team
Tom Gorman
CEO
Greg Hayes
CFO
Nick Smith
Group SVP, HR
Jasper Judd
Group SVP, Innovation
Kevin Shuba
Group SVP & Customer Development Officer
Jim Infinger
Group SVP & CIO
Jim Ritchie
Group President, CHEP Americas
Dolph Westerbos
Group President, CHEP EMEA
Peter Mackie
Group President, CHEP Asia-Pacific
Elton Potts
Group President & COO, Recall
17
Brambles

Established Behaviours

- In market and visible
- Predictable and consistent
- Balance
  - Customers
  - Shareholders
  - Employees

18

Brambles

Financial Recap

Brambles

1H10 Result Overview

- Solid financial discipline
  - Cash flow
  - Balance sheet
- Sales negatively impacted by economic weakness
  - USA
  - Western Europe
- Winning business in all regions
- Continuing long-term investment
  - Better Everyday in CHEP USA
  - Growth markets

20 Brambles

Better Everyday (CHEP USA)

- Rollout progressing on target
  - US$65M expenditure in 1H10 in line with plan
- Pallet quality and service improvements
  - Positive reaction to new repair specifications
  - All quality and satisfaction metrics positive
- Ease of doing business
  - Portfolio+Plus roll-out on track
  - Simplified invoice launch in FY11
- Strengthen, realign sales and marketing

1H10 Result Summary

CHEP

	Actual	Constant		
	1H10 US$M	1H10 US$M	1H09 US$M	Growth %
Continuing operations				
Sales revenue	**2,086.1**	2,036.2	2,073.2	(2)
Underlying profit	**340.2**	328.6	469.3	(30)
Statutory operating profit	**338.1**	326.4	337.6	(3)
Profit before tax	**284.1**	272.6	273.9	-
Profit after tax	**206.7**	198.3	195.3	2
Statutory EPS[1] (¢)	**14.8**	14.2	15.4	(8)
Cash flow from operations	**400.3**	379.3	220.8	72
Brambles Value Added		71.0	151.4	(53)

[1] Includes discontinued operations
*All growth figures on constant currency basis

Strong Cash Flow

CHEP

US$M (Actual rates)	1H10	1H09	Change
EBITDA	**562.1**	**627.4**	**(65.3)**
Capital expenditure	**(254.6)**	(400.1)	145.5
Proceeds from disposals	**43.6**	41.2	2.4
Working capital movement	**(21.4)**	(65.5)	44.1
Irrecoverable pooling equipment provision	**60.2**	36.5	23.7
Provisions/other	**10.4**	(18.7)	29.1
Cash flow from operations	**400.3**	**220.8**	**179.5**
Significant items outside ordinary activities	**(35.1)**	(21.7)	(13.4)
Cash flow from operations after Significant items	**365.2**	**199.1**	**166.1**
Financing costs and tax	**(130.6)**	(126.5)	(4.1)
Free cash flow	**234.6**	**72.6**	**162.0**
Dividends	**(101.3)**	(163.2)	61.9
Free cash flow after dividends	**133.3**	**(90.6)**	**223.9**

23

Brambles


Capital Expenditure (PP&E)
CHEP
US$M (Actual rates)
(144)
433
416
377
295
233
1H08
2H08
1H09
2H09
1H10
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
*Capex shown on an accruals basis
24
Brambles

Trading Update

Brambles

Trading Update – Group

- Group sales revenue down 1% vs. prior corresponding period in nine months ended March 2010
  - Slow rate of economic recovery in major operating regions (USA, UK, Spain)
  - Impact on CHEP USA of business losses
- Comparable trading performance gradually improving
  - Group sales revenue up 1% in three months ended March 2010
  - Growth in all business units except CHEP Americas

*All growth figures on constant currency basis

26

Brambles

Trading Update – Business Units

In nine months ended March 2010:

- CHEP Americas' sales revenue down 4%
  - CHEP USA organic volumes yet to improve
  - New business insufficient to offset customer losses
- CHEP EMEA sales revenue flat
  - Net new business wins offset decline in organic volumes

*All growth figures on constant currency basis

27 Brambles

Trading Update – Business Units (cont.)

In nine months ended March 2010:

- CHEP Asia-Pacific sales revenue up 4%
  - Resilient Australian economy
  - Net new business wins
  - Strong growth in China and India
- Recall sales revenue up 1%
  - Document Management Solutions business growth: organic sales, significant net new business wins
  - Subdued activity in Secure Destruction Services business

*All growth figures on constant currency basis

28 Brambles

Trading Update – Outlook

- Continue to be well-placed to benefit from broad-based recovery when it occurs
- Continue to focus on pursuing profitable growth opportunities
- Subject to unforeseen circumstances
  - Expect FY10 group sales revenue broadly in line with FY09, on a constant currency basis
  - Continue to expect 3% decline in pallet issue volumes in CHEP USA in FY10 vs. FY09
  - As result of CHEP USA conditions, CHEP Americas' margins yet to improve on 1H10

*All growth figures on constant currency basis

29 Brambles


Q&A
Brambles


Brambles
Presentation to
Macquarie Australia
Conference
Tom Gorman, CEO
6 May 2010

Contact Details


CHEP

Cathy Press
Group Vice President, Capital Markets
cathy.press@brambles.com
+61 2 9256 5241
+61 419 290 745

James Hall
Manager, Investor Relations & Corporate Affairs
james.hall@brambles.com
+61 2 9256 5262
+61 401 524 645

Disclaimer Statement


CHEP

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor.

Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions.

Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made.

Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 May 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr Tom Gorman.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{SLM 00050564}

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of last notice	8 APRIL 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Gorman has a beneficial interest in 57 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	30 APRIL 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 716 Brambles Limited shares. 733 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan. .
Class	Ordinary shares
Number acquired	57
Number disposed	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	57 @ $7.28 per share
No. of securities held after change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 773 Brambles Limited shares. 790 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	57 (Acquired Shares) purchased on market and 57 (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 May 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 25,481 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,481
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,481 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 May 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,140,771	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,854,226	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 May 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 May 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 7,988 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,988
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,988 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 May 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,148,759	Ordinary fully paid shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
8,842,499	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 May 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
01/06/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See "Annexure A" of one page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 6 / 0 5 / 1 0

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard 01/06/2010
Secretary

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	16,318	7.33	0.00
ORD	5,566	7.26	0.00
ORD	144	6.11	0.00
ORD	88	6.62	0.00
ORD	3,365	7.33	0.00
ORD	7,988	7.01	0.00

Australian Securities &
Investments Commission


AL0742961
Express Posted
01/04/10

Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
BRAMBLES LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
118 896 021

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BRAMBLES INDUSTRIES LIMITED

Contact name/position description
CAROLINE WEBB, ASSISTANT COMPANY SECRETARY

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address or DX address
L40, GATEWAY, 1 MACQUARIE PLACE,
SYDNEY NSW 2000

Details of original documents

Form number
484

Form title
CHANGE TO COMPANY DETAILS

Document number (Number allocated by ASIC)
1E6050434

Date of lodgement
02/12/09
[D D] [M M] [Y Y]

Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... Details of correction

THOMAS JOSEPH GORMAN'S DATE OF BIRTH IS 23/06/1960, NOT 11/02/1959
GREGORY JOHN HAYES' DATE OF BIRTH IS 10/03/1958, NOT 13/03/1958

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

ROBERT GERRARD

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature

R. Gerrard

Date signed

01/04/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au